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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            FORWARD INDUSTRIES, INC.
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                                (Name of Issuer)

                          COMMON STOCK (.01 PAR VALUE)
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                         (TITLE OF CLASS OF SECURITIES)

                                    34986230
                                 (CUSIP Number)

                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 4, 1998
                   -----------------------------------------
            (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP No. 34986230
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1   Name of Reporting Person                                     Jerome E. Ball
    S.S. or I.R.S. Identification No.
    of Above Person
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2   Check the Appropriate Box if                                 (a) [ ]
    a Member of a Group                                          (b) [ ]
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3   SEC Use Only
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4   Source of Funds                                              PF
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5   Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)                   [ ]
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6   Citizenship or Place of Organization                         U.S.A.
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                          7   Sole Voting Power         440,500 shares including
                                                        240,000 shares
                                                        underlying warrants
                          -----------------------------------------------------

Number of Shares          8   Shared Voting Power

Beneficially Owned by     -----------------------------------------------------
Reporting Person With
                          9   Sole Dispositive Power    440,500 shares including
                                                        240,000 shares
                                                        underlying warrants
                          -----------------------------------------------------

                          10  Shared Dispositive Power

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11  Aggregate Amount Beneficially
    Owned By Each Reporting Person                               440,500 shares
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12  Check box if the aggregate Amount
    in Row (11) Excludes Certain Shares                          [ ]
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13  Percent of Class Represented
    Amount in Row (11)                                           7.2%
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14  Type of Reporting Person                                     IN

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Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, $.01 per share par value (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 400 Post Avenue, Westbury, New York 11590.


Item 2.  Identity and Background.

         (a) The name of the person filing (the "Filing Person") this Schedule 13D is Jerome E. Ball.

         (b) The business address of Mr. Ball is at the Company at 400 Post Avenue, Westbury, New York 11590.

         (c) Mr. Ball is the Chief Executive Officer and Vice Chairman of the Company.

         (d) Mr. Ball has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Ball has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Ball is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of the funds used for purchases made by Mr. Ball were personal funds.


Item 4.  Purpose of Transaction.

         Mr. Ball purchased one Unit in the Company's private offering of securities consisting of units ("Units") consummated on December 4, 1997, each Unit comprised of (i) 30,000 shares of the Company's Common Stock, (ii) one warrant ("Private Placement Warrant") to purchase up to 30,000 shares of Common Stock at $4.00 per share and (iii) one unsecured convertible promissory note ("Note") in the principal amount of $10,000 bearing interest at a rate of 10% per annum (convertible at the sole option of the Company under certain circumstances into 20,000 shares of Common Stock and one Private Placement Warrant) maturing on December 4, 1998. On December 2, 1998, Mr. Ball purchased from the Company $60,000 principal amount of Notes. All such Notes owned by Mr. Ball were converted at the Company's option into an aggregate of 140,000 shares of Common Stock and Private Placement Warrants to purchase 210,000 shares of Common Stock on December 4, 1998. Mr.

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Ball agreed, for a period of one year, not to sell or otherwise dispose of securities received upon conversion of the Notes held by him without the Company's consent. The above described purchases were made for investment purposes.

         Between January 5 and 14, 1999, Mr. Ball purchased 30,500 shares of Common Stock on the open market. Such purchases were made for investment purposes.

         Except as provided herein, the Filing Person has no plans or proposals which would relate to or would result in:

              (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

              (c) a sale or transfer of a material amount of assets of the Company;

              (d) any change in the present board of directors or management of the Company;

              (e) any material change in the present capitalization or dividend policy of the Company;

              (f) any other material change in the Company's business or corporate structure;

              (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

              (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

              (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

              (j) any action similar to those enumerated above.

         Mr. Ball intends to evaluate his investments in the securities of the Company and may, from time to time, acquire additional such securities or dispose of such securities.


Item 5.  Interest in Securities of the Issuer.

              (a) The equity securities to which this statement relates consists of 440,500 shares of Common Stock, including 240,000 shares of Common Stock underlying Private Placement Warrants. These equity securities represent approximately 7.2% of the outstanding shares of Common

                                     - 4 -

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Stock of the Company. The Private Placement Warrants became exercisable
December 9, 1998 and are therefore exercisable until March 15, 1999 at $4.00 per share.

         Upon joining the Company on October 1, 1998, Mr. Ball was granted options to purchase 250,000 shares of Common Stock at an exercise price of $1.75 per share. Of such options, options to purchase 125,000 of such shares of Common Stock shall become exercisable on April 1, 1999 and options to purchase the remaining 125,000 of such shares of Common Stock shall become exercisable on October 1, 1999, provided Mr. Ball is still employed by the Company. None of such options are included in the beneficial ownership amounts described above.

              (b) Mr. Ball has the sole power to vote and dispose of the Common Stock owned by him.

              (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock were as follows:

              During the past 60 days, Mr. Ball has made open market purchases of the Common Stock as set forth below:


Date                     Number of Shares             Price Per Share
----                     ----------------             ---------------
January 5, 1999               5,000                       $ 13/16
January 5, 1999               1,000                       $ 13/16
January 6, 1999               5,000                       $ 13/16
January 6, 1999               2,000                       $ 27/32
January 7, 1999               4,500                       $ 1.00
January 8, 1999               4,000                       $ 1.00
January 13, 1999                300                       $ 1.00
January 13, 1999              1,700                       $ 1.00
January 13, 1999                300                       $ 1.00
January 13, 1999              1,700                       $ 1.00
January 13, 1999              2,000                       $ 1.00
January 14, 1999              3,000                       $ 1.00

         See Item 4 for information regarding securities acquired by Mr. Ball as a result of the Company's conversion of the Notes.

              (d) Not applicable.

              (e) Not applicable.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The terms of the Private Placement Warrants are described above. In connection with the private placement of approximately 56 Units (each Unit consisting of 30,000 shares of Common Stock, Private Placement Warrants to purchase up to 30,000 shares of Common Stock and a Note in the principal amount of $10,000) in May through December 1997, the Company entered into a Registration Rights Agreement for the benefit of the investors (including Mr.
Ball) pursuant to which it has registered the shares of Common Stock included in the Units and underlying the Private Placement Warrants and the Notes (including the shares of Common Stock underlying Private Placement Warrants issuable upon conversion of the Notes).

         On December 2, 1998, pursuant to a Purchase Agreement with the Company, Mr. Ball purchased from the Company $60,000 principal amount of Notes for a purchase price of $60,000. Such Notes were converted by the Company into 120,000 shares of Common Stock and Private Placement Warrants to purchase 180,000 shares of Common Stock. Mr. Ball has agreed, for a period of one year, not to sell or otherwise dispose of securities received upon conversion of the Notes held by him without the Company's consent.

Item 7.  Materials to be Filed as Exhibits.

         1. Convertible Promissory Note (incorporated by reference to Exhibit
         4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).

         2. Private Placement Warrants (incorporated by reference to Exhibit
         4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).

         3. Registration Rights Agreement (incorporated by reference to Exhibit
         4.3 of the Company's Registration Statement on Form S-3 filed with the Securities Exchange Commission December 9, 1998).

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   January 21, 1999              /s/ Jerome E. Ball
                                       ------------------------
                                       Jerome E. Ball



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